U.S. Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

under the Securities Exchange Act of 1934

 (Amendment No. _1__)

Tengasco, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

88033R205

(Cusip Number)

Peter E. Salas
P.O. Box 16867, Fernandina Beach FL 32034
904-491-5003
(Name, address, & telephone number of person authorized to
receive notices and communications)

December 31, 2012
(Date of event which requires filing of this statement)

1.	Name of Reporting Persons:

Dolphin Offshore Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group:

(a) _____

(b) X___

3.	SEC use only

4.	Source of funds ----OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e)

______

6.	Citizenship of place of organization…Delaware domestic limited partnership

7.	Sole Voting Power 5,381,171

8.	Shared Voting Power 0

9.	Sole dispositive Power 5,381,171

10.	Shared Dispositive Power 0

11.	Aggregate amount Beneficially owned by Each Reporting Person 5,381,171

12.	______ [check if row 11 excludes certain shares]

13.	Percent of class represented by row 11 8.8%

14.	Type of reporting person PN

1.	Name of Reporting Persons:

Peter E. Salas

2.	Check the Appropriate Box if a Member of a Group:

(a) _____

(b) X___

3.	SEC use only

4.	Source of funds ----OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e)

______

6.	Citizenship of place of organization….USA

7.	Sole Voting Power 0

8.	Shared Voting Power 0

9.	Sole dispositive Power 0

10.	Shared Dispositive Power 0

11.	Aggregate amount Beneficially owned by Each Reporting Person 0

12.	______ [check if row 11 excludes certain shares]

13.	Percent of class represented by row 11 0%

14.	Type of reporting person IN

Item 1.  Security and Issuer

This statement relates to the Common Stock of Tengasco, Inc., principal office located at 11121 Kingston Pike, Suite E, Knoxville TN 37934.

Item 2.  Identity and Background

Dolphin Offshore Partners, L.P. (“Dolphin”) is a Delaware limited partnership with principal office at  P.O. Box 16867, Fernandina Beach FL 32034.  The managing general partner of Dolphin is Dolphin Mgmt. Services, Inc., a Delaware corporation (“Dolphin Mgmt.”) of which Peter E. Salas is President and controlling person.  Neither Dolphin nor Dolphin Mgmt. has been either convicted in any criminal proceeding or been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action enjoining, prohibiting, or mandating action with regard to any state or federal securities laws.

Peter E. Salas (who is President of Dolphin Mgmt. as set out above)  is Chairman of the Board of Directors of Tengasco, Inc. 11121 Kingston Pike, Suite E, Knoxville TN 37934.  Mr. Salas has neither been convicted in any criminal proceeding nor been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action enjoining, prohibiting, or mandating action with regard to any state or federal securities laws. He is a citizen of the United States of America.

On December 31, 2012, Dolphin conveyed 15,458,321 shares of the 20,839,492 that Dolphin owned in Tengasco, Inc., to SSB Ventures LLC, a Delaware limited liability company of which both Dolphin and Peter E. Salas are members.   As a result of that transaction, Dolphin’s stock ownership in Tengasco became 5,381,171 shares as of December 31, 2012.

On December 31, 2012, Peter E. Salas conveyed 218,000 shares, being all of the shares owned by Peter E. Salas in Tengasco, Inc. to SSB Ventures LLC, a Delaware limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities were purchased by SSB Ventures LLC from Peter E. Salas and Dolphin for the consideration of a promissory note by SSB Ventures LLC as maker to each of Peter E. Salas and Dolphin. The principal amount of each promissory note was calculated as the product of the number of shares sold by $1.10 per share for the shares sold by Peter E. Salas and Dolphin Offshore Partners, L.P., There was no consideration of any kind for the purchase by SSB Ventures LLC other than the issuance of the respective promissory notes.

Item 4.  Purpose of Transaction.

The purpose of the transaction was for investment planning.

Item 5.  Interest in Securities of the Issuer

At the time of this filing, Dolphin is owner of 5,381,171 shares of the common stock of Tengasco, Inc. or 8.8% of the 60,842,413 total shares of Tengasco, Inc. outstanding as of November 5, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no other contracts, arrangements, understandings, or relationships between Peter E. Salas or Dolphin Offshore Partners, L.P. with respect to securities of the issuer.

Item 7.  Material to Be Filed as Exhibits

None.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 10, 2013

Dolphin Offshore Partners, L.P.

BY: Dolphin Mgmt. Services, Inc., its Managing General Partner

 BY: S/Peter E. Salas

                      Peter E. Salas, President

S/Peter E. Salas

Peter E. Salas